[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 24, 2020

CONFIDENTIAL

VIA EDGAR AND E-MAIL

Mr. Joshua Shainess
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549-7010

Re:	TEGNA Inc. Soliciting Material filed pursuant to Rule 14a-12 Filed April 13, 2020 File No. 001-06961

Dear Mr. Shainess,

On behalf of our client, TEGNA Inc. (“TEGNA” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated April 17, 2020 with respect to the Company’s Soliciting Material filed pursuant to Rule 14a-12, filed April 13, 2020 (File No. 001-06961). For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by the Company’s responses.

DEFA14A Filed April 13, 2020

1.
We note your response to prior comment 3 in our letter dated April 6, 2020. We further note more recent statements in your filing that Mr. Kim ‘is alarmingly inattentive to detail.” The basis for this statement appears to be that one of Standard General’s candidates withdrew as a nominee due to a pre-existing contractual restriction. Absent your ability to provide reasonable factual support for the assertion that this candidate’s nomination and subsequent withdrawal resulted from Mr. Kim’s diligence or lack thereof, please revise to remove this statement.

Response:  The Company respectfully submits that there is a reasonable factual basis for the assertion that Lawrence Wert’s nomination and subsequent withdrawal resulted from Mr. Kim’s lack of diligence regarding Standard General’s director nominees. According to Standard General’s definitive proxy statement, filed on March 30, 2020, on or about March 26, 2020—a full 27 days after Standard General submitted its notice of nomination of Mr. Wert—Standard General “discovered, and brought to Mr. Wert’s attention, a contractual restriction to which he was subject that could have restricted his ability to serve as a director of TEGNA if he were elected,” and as a result “Mr. Wert notified Standard General of his withdrawal” the following day. The contractual restriction to which Standard General is referring is a non-compete clause in Mr. Wert’s employment agreement with Tribune Media Company, dated as of December 3, 2018, which is publicly filed as Exhibit 10.36 to Tribune Media Company’s 2018 Annual Report on Form 10-K (the “Employment Agreement”).

Mr. Joshua Shainess
April 24, 2020

Prior to nominating director candidates to the Company’s board of directors (the “Board”), Standard General had a duty to perform basic due diligence on its nominees and to publicly disclose any material information—especially information regarding any such nominee’s very ability to serve as a director. Furthermore, Standard General was required to provide the Company with such information concerning its nominees in accordance with the Company’s advance notice bylaws. The fact that it took Standard General nearly a month after Mr. Wert’s nomination to “discover” his contractual restriction under the Employment Agreement demonstrates that it had not performed meaningful diligence prior to, or even immediately after, nominating Mr. Wert. This is particularly clear in light of the fact that the Employment Agreement is a publicly available document filed by Tribune Media Company—the specific company that Standard General highlighted as the source of Mr. Wert’s local television broadcasting experience, a trait Standard Media touted as being important for the Board.1 The Company believes that Mr. Kim’s apparent lack of diligence regarding Mr. Wert warrants the conclusion that Mr. Kim “is alarmingly inattentive to detail” in the context of his proxy contest.

2.	Please revise the statement in slide 27 alleging a “clear violation of SEC proxy rules” given that the subject filing was a preliminary proxy statement.

Response:  By way of background, the Company respectfully notes that it has pointed out multiple times (and we suspect that the Staff has as well) that Standard General’s preliminary proxy statement filing included certain incumbent Board members as nominees without their permission, which is a violation of the “bona fide nominee” rule, and that Standard General failed to correct this violation in its subsequent revised preliminary proxy filing. By noting Standard General’s “clear violation of SEC proxy rules” in these preliminary proxy statement filings, the Company is not suggesting that Standard General has any continuing liability with respect to such violation; rather, the Company is demonstrating to shareholders that Standard General’s form of proxy card, as filed publicly with the SEC, was not in compliance with Rule 14a-4(d) promulgated under the Securities Exchange Act of 1934 – namely, the “bona fide nominee” rule – and therefore is further evidence of his inattention to detail.

1 See e.g., Svea Herbst-Bayliss, Hedge Fund Nominates Broadcasting Executive Wert to TEGNA’s Board, Reuters, February 28, 2020 (https://www.reuters.com/article/us-tegna-standardgeneral/hedge-fund-nominates-broadcasting-executive-wert-to-tegnas-board-idUSKCN20M295) (stating that Mr. Wert is “a former Tribune Media Company executive with years of local television broadcasting experience” and “[o]ne of Standard General’s criticisms is that TEGNA’s board members have little broadcasting industry operating experience”).

Mr. Joshua Shainess
April 24, 2020

We believe this is made clear from the context in which the quoted appears. The excerpted bullet is shown below:

The headline reads “Mr. Kim engaged in insufficient diligence and demonstrated alarming inattention to detail,” and the two sub-bullets are demonstrations of such “insufficient diligence” and “inattention to detail” – first, Larry Wert’s non-compete arrangement, discussed above, and second, filing a proxy card in clear contravention of the SEC’s rules. Thus, we believe the context in which the “clear violation” language is used is clear, and we respectfully submit that in this context, the usage is justified.

However, in future soliciting materials, in order to avoid any ambiguity, the Company will specify that Standard General violated the “bona fide nominee” rule in two preliminary proxy statement filings, rather than in its definitive proxy statement.

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Mr. Joshua Shainess
April 24, 2020

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Igor Kirman

Igor Kirman

cc:	Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz
Akin Harrison, TEGNA Inc.